Tyco International plc
Unit 1202 Building 1000 City Gate
Mahon, Cork, Ireland
Tel: +353 21 423 5000

www.tyco.com
March 24, 2015
Carlos Pacho, Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

RE:    Tyco International plc
Form 10-K for the fiscal year ended September 26, 2014
Filed November 14, 2014
Form 10-Q for the fiscal quarter ended December 26, 2014
Filed January 30, 2015
File No. 001-13836

Dear Mr. Pacho:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 13, 2015 (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K of Tyco International plc (referred to as “we,” the “Company” or “Tyco”) filed on November 14, 2014 and Quarterly Report on Form 10-Q filed on January 30, 2015. In connection with this response, we acknowledge:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Set forth in the pages that follow are responses to the Staff’s comments, as set forth in the Comment Letter. References to page numbers are to the Edgarized version of the applicable document. Should you have any questions concerning the accompanying materials, please contact Mr. Sam Eldessouky, Senior Vice President, Controller and Chief Accounting Officer of the Company at 609-720-4627.

Very truly yours,

/s/ Arun Nayar
Arun Nayar
Executive Vice President and Chief Financial Officer

Mr. Carlos Pacho
March 24, 2015

Copies to:

Tyco International plc
Sam Eldessouky, Senior Vice President, Controller and Chief Accounting Officer
Judith Reinsdorf, Executive Vice President and General Counsel

Deloitte & Touche LLP
Chris Cooper, Partner
Paul Krieger, Partner

Consolidated Statement of Cash Flows, pages 74-75

1.	Please revise as follows:

•	Include a line item for the gross amount of the non-cash charge which increased your total gross asbestos liabilities per the schedule on page 106. This amounted to $550 million in fiscal 2014.

In response to the Staff's comment, in future filings, the Company proposes to update the Cash Flows from Operating Activities section of its Consolidated Statement of Cash Flows to present, as a subcategory of “Changes in assets and liabilities, net of the effects of acquisitions and divestitures,” separate line items labeled “Gross asbestos liabilities” and “Asbestos insurance assets”. We believe that this enhanced presentation of the change in asbestos activities separately below our non-cash changes is appropriate as all of our asbestos liabilities are expected to ultimately be settled in cash. For the fiscal 2014 Statement of Cash Flows, the updated presentation would separately reflect the impact of all asbestos asset and liability activity for “Total Tyco” disclosed in the table on page 106 of the Company’s Form 10-K for Fiscal 2014.

•	Clarify the nature of “transfer from discontinued operations” in Note 3.
The components of the Consolidated Statement of Cash Flows related to discontinued operations for fiscal 2014 are set forth in the table below:

Summary of Cash Flows from Discontinued Operations	2014

Operating activities (A)	$ 81
Investing activities (B)	1,789
Cash provided by discontinued operations before transfer to continuing operations	$ 1,870

Financing activities (C)	$ (1,870)

Financing activities - Continuing Operations
Transfer from discontinued operations	$ 1,870
___________________
(A) Operating activities represents cash from ADT Korea operations
(B) Investing activities is composed of:
Cash received on sale of ADT Korea	$ 1,865
Capital expenditures by ADT Korea	(76)
Total	$ 1,789
(C) Financing activities represents cash swept from ADT Korea which was generated from the business’ operating and investing activities and subsequently transferred to the Company’s centralized cash management subsidiaries

To clarify the nature of “transfer from discontinued operations,” in future filings, the Company proposes to update Note 3 to include the following language:

Because the Company utilizes a centralized approach to cash management and the financing of its operations, all cash that is generated by discontinued operations is routinely transferred to the Company’s financing subsidiaries in continuing operations. As a result, Transfers from discontinued operations on the Company’s Consolidated Statement of Cash Flows reflects the net cash movements from discontinued operations to continuing operations that have occurred during the period.

3. Divestitures, page 85

2.
As disclosed, you recognized a gain of $1.0 billion, net of a $212 million charge related to the “indemnification at fair value for certain tax related matters borne by the buyer that are probable of being paid.” Please tell us your basis for recognizing a gain based on the probability of the indemnification event, what your underlying estimates are concerning this indemnification, when and how you expect the indemnification to occur, and whether some portion of the indemnification relates to your tax deficiency per your disclosure on page 94, and if so, if you had already accrued the corresponding liability.

The indemnification described above relates to potential capital gain taxes resulting from the sale of our South Korean security business (ADT Korea), which was completed on May 22, 2014 pursuant to a Stock Purchase Agreement dated March 2, 2014. During the Company’s second fiscal quarter, ADT Korea met the criteria for discontinued operations and its results of operations were presented within discontinued operations on the Consolidated Statement of Operations. At the time of sale, the Company deemed it probable that the South Korean tax authorities would assert that capital gains taxes were due in connection with the transaction (the “Taxes”). In South Korea, the purchaser, rather than the seller, is responsible for withholding and remitting the Taxes that may be generated upon the sale of a South Korean company. In the ADT Korea sale transaction, we believed that it was probable that the South Korean tax authorities would assert that the Taxes were due on the transaction. Accordingly, the Company agreed to indemnify the purchaser for any such Taxes.
In accordance with Staff Accounting Bulletin Topic 5e, prior to recognizing any gain on the sale of ADT Korea, the Company identified all of the elements of the divestiture arrangement and allocated the consideration exchanged to each of those elements. One of the elements identified was the capital gains tax indemnification described above. The fair value of this indemnification obligation was determined in accordance with ASC 460 - Guarantees. The amount that was recorded under ASC 460 (as our fair value estimate) was the total amount that would have been due in a transaction that was in fact subject to the Taxes. This amount was derived by following the formulaic provisions of the South Korean tax code, which provide that capital gains withholding taxes are determined as the lesser of:

(a)	20% of the gain on disposition determined as gross cash proceeds less book basis less cost to sell; or

(b)	11% of the gross cash proceeds

We recorded the indemnification obligation at the total amount that would be due if the disposal transaction was indeed subject to the Taxes based on the Company’s view that there were only two viable outcomes - the transaction was either subject to the capital gains tax or it was not (with the former outcome being assessed as probable). This assessment was based on the underlying facts and circumstances, our understanding of the South Korean tax code, and the opinion of our South Korean tax and legal advisors. Because the amount of the Taxes that would be due was determinable and not subject to variation, and there are no other contingencies related to the sale, the Company believed it was appropriate to recognize the gain (net of taxes) on the sale of ADT Korea prior to the final assessment by the South Korean tax authorities. Further, based on the procedural requirements for qualifying for an exemption from the Taxes,1 the Company determined that it would most likely be required to make payment to the purchaser in respect of the indemnification within one year. As a result, the Company recorded a $1.0 billion gain on the sale of ADT Korea, which is net of the $212 million fair value of the indemnification obligation. We believe this treatment is consistent with the treatment that would be given to the more typical scenario where a seller is required to directly remit payment of capital gains taxes to the respective tax authority.

[1] Pursuant to the stock purchase agreement, the parties were required to file relevant exemption applications in respect of the capital gains tax in the month immediately following the closing.

We note that no amount of the indemnification obligation described above relates to the U.S. Internal Revenue Service (“IRS”) Notices of Deficiency disclosed in our Annual Report on Form 10-K for the Year Ended September 26, 2014. The Notices of Deficiency pertain to a separate and distinct matter between the Company and the IRS.
Effective Income Tax Rate, page 40
6. Income Taxes, page 91

3.
We note your tax benefit from non-U.S. net earnings as depicted in the tax reconciliation table. Please discuss and disclose in your MD&A the identities of specific jurisdictions that materially affect your effective tax rate (currently, 3.9%), the tax rates and incentives in those specific jurisdictions, earnings within those jurisdictions and information above the effects of such foreign jurisdictions (e.g., magnitude, mix), including but not limited to Ireland, on the current and future effective tax rate.

The Company has operations and a taxable presence in nearly 60 countries outside the U.S. All of these countries have a tax rate that is lower than the rate in the U.S. The countries in which the Company has a material presence that have lower tax rates compared to the U.S. include Canada, Australia, Ireland, Germany, Switzerland and the United Kingdom. In response to the Staff's comment, in future filings, the Company proposes to disclose the following:

The Company has operations and a taxable presence in nearly 60 countries outside the U.S. All of these countries have a tax rate that is lower than the rate in the U.S. The countries in which the Company has a material presence that have lower tax rates compared to the U.S. include Canada, Australia, Ireland, Germany, Switzerland and the United Kingdom. The Company's ability to obtain a benefit from lower tax rates outside the U.S. is dependent on its relative levels of income in countries outside the U.S. and on the statutory tax rates in those countries. Based on the dispersion of the Company's non-U.S. income tax provision among many countries, the Company believes that a change in the statutory tax rate in any individual country is not likely to materially affect the Company's income tax provision or net income, aside from any resulting one-time adjustment to the Company's deferred tax balances to reflect a new tax rate.

Form 10-Q for the Fiscal Quarter Ended December 26, 2014

Other Claims, page 23

4.
Per your disclosure, on January 9, 2015, the Company completed a series of restructuring transactions related to the establishment and funding of a dedicated structure pursuant to which the Company acquired the assets of Grinnell and transferred cash and other assets totaling approximately $278 million (not including $22 million received by the QSF from historic third-party insurers in settlement of coverage disputes) to the structure. Please clarify whether or not you intend to consolidate such qualified service fund or special purpose entity. Refer to your basis in the accounting literature.

The Company consolidates the qualified settlement fund and related entities that were established for the purpose of managing and resolving the liabilities described above. Although the entities in the dedicated structure serve the specific purpose of managing certain liabilities, each entity in the structure is a wholly-owned indirect subsidiary of the Company, and therefore is required to be consolidated under U.S. generally accepted accounting principles.